

August 27, 2010

Mr. Edward C. White
Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, Ohio 43551

> **RE:** **Owens-Illinois, Inc**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010**
> **File No. 1-9576**
>
> **Owens-Illinois Group, Inc**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010**
> **File No. 033-13061-01**

Dear Mr. White:

We have reviewed your response letter dated August 19, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<p align="center">Form 10-K for the Year Ended December 31, 2009</p>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings. Our comments on the Form 10-K you filed for Owens-Illinois, Inc. also pertain to the Form 10-K filed for Owens-Illinois Group, Inc. Please also address our comments in the financial statements for Owens-Brockway Packaging, Inc. and Owens-Brockway Glass Container, Inc., as applicable.

Financial Statements

1. Significant Accounting Policies
Property, Plant and Equipment, page 56

2. We have read your response to comment two from our letter dated July 22, 2010. We believe that in future filings you should include CIP additions and other property and equipment additions in cash used in investing activities in the period the cash payment is actually made as opposed to when the purchase occurs as required by ASC 230-10-45-13. You say in your response that you believe it is meaningful to your investors to show additions to CIP as investing activities in the period the purchase occurs. This information would still be conveyed by disclosing in a footnote or at the bottom of the statement of cash flows the non-cash impact on investing activities during the period due to changes in amounts in accounts payable or other accrued liabilities related to CIP additions and other property and equipment additions as required by ASC 230-10-50-3.

14. Pension Benefit Plans and Other Postretirement Benefits, page 77

3. We have read your response to comment three from our letter dated July 22, 2010. In addition to the disclosures you propose to include in your future filings, we believe that the US and Non-US assumptions for your pension benefit plans should be disclosed as well, due to the different assumptions used in determining the rate of compensation increase and the expected long-term rate of return on assets.

Form 10-Q for the Period Ended June 30, 2010

2. Debt, page 10

4. You disclose that during May 2010 your subsidiary issued exchangeable senior notes with a face value of $690.0 million. On page 47, you indicate that the exchange rate may be adjusted upon the occurrence of certain events or corporate transactions. Please disclose the specific events or corporate transactions that may result in an adjustment of the exchange rate on your exchangeable senior notes.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief